DOC ID ----> 201813403504



DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
05/15/2018	201813403504	DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

DAN MAYZUM
11 MATTHEWS CT
CINCINNATI, OH 45246

STATE OF OHIO
CERTIFICATE

Ohio Secretary of State, Jon Husted

4180024

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

1865GEBA LLC

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG Effective Date: 05/07/2018	201813403504



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 15th day of May, A.D. 2018.

Jon Husted

Ohio Secretary of State

DOC ID ----> 201813403504

Form 533A Prescribed by:

JON HUSTED
Ohio Secretary of State



Toll Free: (877) SOS-FILE (877-767-3453)
Central Ohio: (614) 466-3910

www.OhioSecretaryofState.gov
busserv@OhioSecretaryofState.gov

File online or for more information: *www.OHBusinessCentral.com*

2018 MAY -7 AM 8:46

For screen readers, follow instructions located at this path.

Articles of Organization for a Domestic Limited Liability Company
Filing Fee: $99
Form Must Be Typed

CHECK ONLY ONE (1) BOX

(1) Articles of Organization for Domestic
☒ For-Profit Limited Liability Company
(115-LCA)

(2) Articles of Organization for Domestic
☐ Nonprofit Limited Liability Company
(115-LCA)

Name of Limited Liability Company | 1865GEBA LLC

(Name must include one of the following words or abbreviations:
"limited liability company," "limited," "LLC," "L.L.C.," "ltd., "or "ltd".)

Optional: Effective Date (MM/DD/YYYY) | 05/03/2018

(The legal existence of the corporation begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing.)

Optional: This limited liability company shall exist for | indefinite

Period of Existence

Optional: Purpose

Filing for the purpose of purchasing a property under the name of this LLC.

** Note for Nonprofit LLCs
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided. **

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required

Articles and original appointment of agent must be signed by a member, manager or other representative.

If the authorized representative is an individual, then they must sign in the "signature" box and print his/her name in the "Print Name" box.

If the authorized representative is a business entity, not an individual, then please print the entity name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print his/her name and title/authority in the "Print Name" box.



Signature

Manager

By (if applicable)

Daniel Mayzum

Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

1865GEBA LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the corporation may be served. The complete address of the agent is:

Daniel Mayzum

(Name of Statutory Agent)

11 Matthews Ct.

(Mailing Address)

Cincinnati	OH	45246
(Mailing City)	(Mailing State)	(Mailing ZIP Code)

Acceptance of Appointment

The Undersigned, Daniel Mayzum , named herein as the

(Name of Statutory Agent)

Statutory agent for 1865GEBA LLC

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature Daniel Mayzum

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)